7/8


03024421

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Curlew Lake Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED JUL 17 2003 THOMSON FINANCIAL

FILE NO. 82- 1978 FISCAL YEAR 1-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DATE : 7/10/03

File No.: 82-1978


Curlew
Lake Resources Inc.

ARIS
1-31-03
03 JUL -8 AM 7:21

CWQ-TSX VENTURE EXCHANGE

# 2002-2003 Annual Report

A Junior Oil and Gas Company

# CORPORATE PROFILE

Curlew Lake Resources Inc. is an independent oil and gas exploration, development and production company with operations in the western sedimentary basins of Canada and the United States. Management has undertaken to maximize shareholders' value through a combination of participation in low-risk development and acquisition of oil and gas properties, as well as participation in high-risk, very high potential, exploration projects. The Company's common shares are listed on the Canadian Venture Exchange under the symbol CWQ.

# ANNUAL GENERAL MEETING

The Annual General Meeting of the Shareholders will be held at Computershare Trust Company of Canada, 3rd Fl 510 Burrard Street, Vancouver, British Columbia on Friday, July 25, 2003 at 2:00 p.m. Pacific Time.

# CONTENTS



# ABBREVIATIONS

| | |
|---|---|
| BBL | Barrels of oil or natural gas liquids |
| BCF | One billion cubic feet |
| BOE | Barrels of oil equivalent (10,000 cubic feet of natural gas being equivalent to one barrel of oil) |
| BOEPD | Barrels of oil equivalent per day |
| BOPD | Barrels of oil per day |
| MCF | Thousands of cubic feet |
| MMCF | Millions of cubic feet |
| MMCFD | Millions of cubic feet per day |
| MSTB | Thousand stock tank barrels |
| NGL | Natural gas liquids |

# REPORT TO THE SHAREHOLDERS

This year Curlew Lake Resources will begin receiving a long awaited and continuous cash flow from oil and gas operations in the Turner Valley area of Alberta. Initially this will consist of pre-payout royalties, converting after payout to larger working interests.

Prices for both oil and gas are in the upper end of their trading ranges and there are sound reasons to expect prices to remain high. Within North America, the diversion of funds away from exploration drilling has resulted in falling gas production at a time when new and converted gas-fired electrical generation plants are rapidly increasing demand. Many companies elect to seek reserve growth through mergers and acquisitions rather than take the risks associated with exploration in increasingly more remote and sensitive locations. The smaller shallow targets in accessible areas of North America have largely been found and inherently deplete rapidly.

With these factors in mind, management of Curlew Lake has opted to concentrate the Company's limited resources in the exploration, development and production area, where discoveries can carry great rewards. It is our opinion that some large bypassed pools of conventional oil and gas remain to be discovered in the western sedimentary basins of North America. High initial production rates from new discoveries can quickly recover drilling investment, including dry holes, provided the targets are large enough. Due to the inherent risks associated with this activity we have hedged by taking small positions in several projects. We are fortunate to be participating in the following large projects that, although deep and with some technical and environmental challenges, are in areas with good infrastructure.

Our **Turner Valley Project,** about 30 miles southwest of Calgary, Alberta, is in an advanced stage of development. The current geological interpretation indicates a long (37km–23mile), deep (3,000m-10,000 feet) anticlinal structure, with associated thrust faults, that generally underlies and is adjacent to the current/historical Turner Valley field. The Company holds an average 4.375% interest (ranging from 1.25 to 10%) in approximately 10,000 hectares (25,000 acres) in conjunction with five different operators.

The Company has interests in five successful oil and /or gas wells on this project to date. Four of the wells, operated by Imperial Oil, Anadarko Petroleum, Impact Energy and Fortune Energy are natural gas wells with significant quantities of concentrates (high grade oil) and natural gas liquids. Two of these wells are currently in production; two others await pipeline connections, one expected to go on stream in June 2003 and the other shortly thereafter. All of these wells show considerable potential in terms of reserve size and longevity of production.

The fifth well, operated by Stampede Oils, is on line and intermittent testing over the past two years has produced varying results. There are indications of possible reservoir damage and the operator is applying remedies in an attempt to produce what appears to be a Turner Valley Mississippian oil well at about 3000m (10,000ft). Stampede Oils is currently in litigation that, while not affecting Curlew Lake directly, may affect the timing of work in some areas of the property.

The forseen, but under-appreciated, risks of operation in a mixed-use environment (with ranches, hobby farms and small communities) near a major city, has dominated the pace of progress on this project. Negotiations with these relatively sophisticated landowners, and meeting all the regulatory requirements while under their scrutiny, has proved challenging for all the operators and has stretched project timelines. Lawyers are ever more frequent participants in this process, as the stakes go higher. While we agree that the primacy of public safety is a rightful obligation of the operator, the time and costs involved have become excessive in our opinion, due to a poorly conceived regulatory regime.

**REPORT TO THE SHAREHOLDERS** (cont'd...)

Pre-permitting work is underway for new wells in the Turner Valley area and we expect the Company will participate in a number of new wells in this area in coming months and years.

The **Ekho Project** is located on the eastern flank of the East Lost Hills play about 40 miles northwest of Bakersfield, California. The Ekho No. 1 well, drilled in 2000, reached total depth of 19,085 feet in 86 days with oil and gas shows over 2,500 feet in four separate intervals. The primary target, about 450 feet of Vedder Sand in the Lower Temblor Section at about 18,000 feet, proved to be saturated with 48 gravity oil and 1460 Btu gas, however low permeability has prevented commercial production. The current shut-in wellhead pressure is 10,000 psi. The technical challenges of producing the well from these deep horizons in tight rock conditions are under study by the operator, Tri-Valley Oil & Gas Co., a Bakersfield corporation, and its consultants; who are of the opinion that current 'state of the art' technology should work in this well.

We are confident that any remaining technical problems will be solved, possibly in the near term, given the evolution of oil and gas completion technologies for producing oil and gas from these deeper horizons. Successful application of one or more of these techniques in other locales, and under analogous circumstances, will hasten the decision making process and spur the necessary financing mechanisms. This is a very high potential project, strategically important in a Country with oil consumption per annum now equivalent to about one quarter of total proven reserves.

Curlew Lake currently has a 5% working interest in the well and plans to maintain its interest provided suitable financing is available prior to the commencement of any future stimulation programs. With success in this well, the operator has targeted an additional 40 locations for drilling on the acreage held in the area.

The **Forum Project** in the City of Inglewood, California is still inactive. The operator advises more corporate cash flow will be required before reactivating the project. This prospect, although potentially large and relatively low risk; is in a difficult sensitive urban environment, and will require patience, time and considerable capital. We have retained a 5.5% interest in the project.

Management of Curlew Lake is examining other natural resource opportunities with a view to expanding Company activities as finances permit.

In closing, we wish to express our thanks to the staff and directors of the Company and to our many shareholders for their continued support.

On Behalf of the Board of Directors

Robert B. Pincombe
President

May 30, 2003

# OIL & GAS OPERATIONS

## Turner Valley Oil and Gas Project, Alberta

The main target area, referred to as Turner Valley North, is just south of Calgary, Alberta. The current geological interpretation indicates a long (37km/23 mile) deep anticlinal structure, with associated thrust faults, that generally underlies and is adjacent to the current/historical Turner Valley field and associated overthrust fault blocks. The Company has participated in five successful oil and/or gas wells on Company interest lands in this area to date. Two of these wells are currently in production and two await pipeline connections (expected in the next 30-60 days). The other well is on line but still undergoing clean up testing.

The first successful well drilled by our group in the southern portion of our Turner Valley land holdings discovered a deep Devonian gas reservoir. A report dated July 12, 1999, received from Farries Engineering (1997) Ltd. of Calgary, Alberta, provided a Reserve and Economic Evaluation of the Hartell Wabamum Crossfield D-1 Pool, which includes our discovery well at 4-13-19-2 W5M and the proposed deepening or replacement of the 11-12-19-2 W5M well. Total Proven and Probable Reserves net to Curlew Lake's interest are reported as 4,536.5 million Cubic Feet (MMCF) of raw gas; 2,948.7 MMCF sales gas; 65.3 thousand Barrels (MBLLS) of condensate; and 40.8 thousand long tons (MLT) of sulphur. This pool is on the southern portion of our Turner Valley land holdings. On March 31, 2001 the Company and its partners in this pool entered into an agreement with Fortune Energy Inc. whereby Fortune will deepen or redrill the Stampede et al HZ Hartell 11-12-19-2 W5M well, and tie in both wells for production, at its sole cost. Prior to the earn-in by Fortune, Curlew Lake and partners will recoup approximately $3.8 million (Curlew Lake share is 10% or $380,000) related to the original drilling and completion of the 4-13 well. Fortune will earn 50% of Curlew Lake's interest in the two wells and associated lands, and become the operator of the Turner Valley South gas pool lands.

On lands farmed out to Imperial Oil in the north central portion of the Turner Valley lands, two successful wells, the 2-21-21-3 W5M and the 10-16-21-3 W5M, have been drilled and placed on production. Both wells connect to a new 23 km pipeline built by Impact Energy Inc., which delivers the gas and associated liquids to the Quirk Creek gas plant owned by Imperial Oil. Production from these wells has been intermittent, due to a pipeline break and gas plant problems. The problems have now been resolved, and production resumed in February 2003. The wells are producing as Mississippian Turner Valley gas wells, at a depth of approximately 10,000 feet. The Company holds a royalty interest until payout and then a 1.312% to 2.188% (depending on whether the wells are classified as gas or oil wells) after payout working interest.

On June 27, 2001 the Company concluded a sale and farm out agreement of its interest in 259 hectares (640 acres) of P&NG rights in the northern portion of its Turner Valley land holdings. The agreement, with Impact Energy Inc., covers land immediately adjacent to Impact's Whiskey Creek gas discovery well, which is now producing. Under the terms of the agreement, Curlew Lake sold a working interest of 1.09375% for $56,000.00 plus 17,500 common voting shares of Impact. Impact has also farmed in to an additional 49.8% working interest in this lease, of which Curlew Lake's pre farmout interest was 3.2813%. After cost recovery by Impact of the cost of drilling and completing a well on the lease, .8531% of the farmed out interest will revert to Curlew Lake. Curlew Lake also retained a 1.575% direct working interest in the lease. The Company completed an agreement dated November 1, 2001, whereby Curlew Lake is carried for 100% of its 1.575% share of the costs of drilling and completing the well, and will receive 15% before payout and 50% after payout on the interest. Curlew Lake will hold a royalty and carried interest of 15% of its original interest before payout and a working interest of 1.6406% after payout. This well, the Impact et al Calgary 6-8-22-3 W5M, is a gas well with significant liquids with production facilities and pipeline connection presently under construction. The operator has announced the well should produce at an initial rate of 7-10 mmcf/d (raw gas) plus natural gas liquids, against pipeline pressure, commencing in June 2003.

The Stampede Turner Valley 2-34-20-3 W5M well commenced drilling on August 21 and reached total depth on November 9, 2000. This well is located about 4.8 km (3 miles) south of the 10-16 well noted above, and was drilled to test the Regional Turner Valley formation. The operator reports a 31m (100 ft) thick, good quality, oil bearing reservoir. Environmental concerns have caused extensive delays in production flow testing for most of the past 2 years. The operator received regulatory approval to resume the testing program and build a short pipeline to facilitate production in late 2002. The flow rate of this well has been disappointingly erratic, though at times encouraging. The operator, Stampede oils Inc. is currently in litigation that, while not affecting Curlew Lake's holdings, may affect the timing of work in this area.

Negotiations are ongoing by the Company and its partners to sell and/or farm out leases in the Turner Valley. This will speed up development work in the area and reduce funding requirements until the Company has sufficient cash flow to fund development internally. The Company holds interests ranging from 1.25% to 10%, with an average of about 5%, in approximately 10,000 hectares (25,000 acres) in the Turner Valley area.

## Ekho Oil Project, San Joaquin Valley, California

The Company signed a Letter of Intent with Tri-Valley Oil and Gas ("TVOG") in July 1999 followed by a formal participation Agreement and Joint Operating Agreement on August 24, 1999. The agreement provided for Curlew Lake's participation in the Ekho Project by funding 5% of the estimated $9,500,000 U.S cost of reimbursing TVOG for land and data costs and the drilling of a test well to 19,000 feet in the center of the south San Joaquin Valley near Bakersfield, California. The Company must participate in three wells to earn its interest in the project. TVOG retains a 12.5% carried interest to payout, which converts to a 25% working interest after payout on the first three wells. The Company's share of costs will be 5% before payout and 3.75% after payout, and its share of working interest revenue will be 4.375% before payout and 3.75% after payout. The Vancouver Stock Exchange accepted for filing the Letter of Intent agreement on this project by letter of July 30, 1999.

Located 40 miles northwest of Bakersfield, California, the Ekho No. 1 was the first of three wells scheduled to test a large structurally controlled stratigraphic trap identified geologically and confirmed by seismic data. The target formation is the Temblor sandstones, a thick package of Middle and Lower Miocene horizons in which previous drilling identified hydrocarbon prone sections.

Drilling of the Ekho No. 1 well began on February 7, 2000, and on May 7, 2000 the well had reached total depth of 19,085 feet, under budget and ahead of schedule. The drilling indicated that the primary target, the Vedder Sand, has a gross sand thickness of 440 feet. The Phacoides, a secondary target, has a gross sand thickness of 160 feet over two intervals. As originally projected, other horizons with indications of hydrocarbons include the Olcese and Antelope/MacDonald intervals. Based on log interpretation there is potential for hydrocarbons in all the sands.

The hole was cased to the top of the Vedder Sands at 18,015 feet, and the Vedder and Phacoides section was then openhole production tested from the top of the Vedder to T.D. at 19,085 feet. Flow testing, completed by June 27, 2000, produced high quality oil with an API of 48.7 degrees. Associated natural gas has a net BTU content of 1,460 with no water, H2S, CO2 or nitrogen. Subsequent wireline work revealed the presence of plugging in the open hole section. A slotted liner was installed in the Vedder zone, from 18,015 feet to 18,440 feet, which in TVOG's opinion represents 90% of the potential of the open hole. Subsequent flow testing indicated insufficient flow rates. The partners then decided to proceed with a three-stage hydraulic fracturing program. A data frac completed by September 23 did not indicate a clear cut fracturing. Although the well flowed small quantities of oil following the frac, it was decided that a different medium and more pressure would be required. The operator reported that U.S. $218,225 was still on hand, and would be held pending possible future abandonment costs.

Since the above work, the operator has consulted with worldwide experts in reservoir stimulation techniques, followed by petrographic studies and a program of reciprocal production testing. They have concluded that a 'state of the art' hydraulic fracturing program is required. The well is shut in with a wellhead pressure of approximately 10,000 psi. A number of participants in the well have dropped out and the operator must now obtain new financing prior to commencing the next phase of testing. The Company will have to raise additional funds to maintain its 5% interest in the project. Due to delays in commencement of production testing the Company has written down the investment in this project to a nominal value. However, it is the opinion of management that this well and the overall project has exceptional risk/reward aspects, particularly as the operator, given success in this well, has targeted 40 additional locations on lands in the area. The Company plans to participate in any future exploration programs in this area, finances permitting..

## Other Projects

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

DAVIDSON & COMPANY — Chartered Accountants — A Partnership of Incorporated Professionals

# AUDITORS' REPORT

To the Shareholders of
Curlew Lake Resources Inc.

We have audited the consolidated balance sheets of Curlew Lake Resources Inc. as at January 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Davidson & Company

"DAVIDSON & COMPANY"
Chartered Accountants

Vancouver, Canada
May 19, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

# CONSOLIDATED BALANCE SHEETS
## As at January 31, 2003

| | 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | $ 63,338 | $ 16,132 |
| Receivables | 1,657 | 2,488 |
| | 64,995 | 18,621 |
| **Long-term investment** (Note 3) | 23,626 | 1 |
| **Capital assets** (Note 4) | 12,991 | 11,281 |
| **Resource properties and equipment** (Note 5) | 1,922,988 | 2,754,093 |
| | $ 2,024,600 | $ 2,783,996 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 329,423 | $ 374,318 |
| Loan payable (Note 6) | - | 15,000 |
| | 329,423 | 389,318 |
| **Due to a related party** (Note 7) | 212,932 | 235,076 |
| | 542,355 | 624,394 |
| **Shareholders' equity** | | |
| Capital stock (Note 8) | 11,222,753 | 10,941,253 |
| Deficit | (9,740,508) | (8,781,651) |
| | 1,482,245 | 2,159,602 |
| | $ 2,024,600 | $ 2,783,996 |

**Nature and continuance of operations** (Note 1)

**On behalf of the Board:**

Director

Director

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
## Year ended January 31, 2003

| | 2003 | 2002 |
|---|---|---|
| **INCOME** | | |
| Petroleum and natural gas sales, net | $ 3,550 | $ 12,749 |
| **EXPENSES** | | |
| Amortization | 3,335 | 3,396 |
| Interest and bank charges | 17,248 | 22,675 |
| Investor relations | - | 2,645 |
| Management fees | 60,000 | 60,000 |
| Office and miscellaneous | 12,111 | - |
| Professional fees | 24,848 | 18,547 |
| Regulatory and transfer fees | 14,697 | 26,483 |
| Rent | 13,743 | 24,571 |
| Telephone | 8,395 | 10,704 |
| Travel and promotion | 6,292 | 9,000 |
| Wages and benefits | 24,000 | 24,314 |
| | 184,669 | 223,538 |
| **Loss before other items** | (181,119) | (210,789) |
| **OTHER ITEMS** | | |
| Write-down of resource properties and equipment (Note 12) | (777,737) | (30,754) |
| Write-off of long-term investment (Note 3) | (1) | - |
| | (777,738) | (30,754) |
| **Loss for the year** | (958,857) | (241,543) |
| **Deficit, beginning of year** | (8,781,651) | (8,540,108) |
| **Deficit, end of year** | $ (9,740,508) | $ (8,781,651) |
| **Basic and diluted loss per share** | $ (0.03) | $ (0.01) |
| **Weighted average number of common shares outstanding** | 34,694,074 | 32,154,252 |

The accompanying notes are an integral part of these consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

## Year ended January 31, 2003

| | | 2003 | | 2002 |
|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Loss for the year | $ | (958,857) | $ | (241,543) |
| Items not affecting cash: | | | | |
| Amortization | | 3,335 | | 3,396 |
| Write-down of resource properties and equipment | | 777,737 | | 30,754 |
| Write-off of long-term investment | | 1 | | - |
| Changes in non-cash working capital items: | | | | |
| Decrease in receivables | | 832 | | 419 |
| Decrease in prepaid expenses | | - | | 1,519 |
| Increase (decrease) in accounts payable and accrued liabilities | | 49,578 | | 281,123 |
| Net cash used in operating activities | | (127,374) | | 75,668 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | |
| Capital stock issued | | 281,500 | | 100,000 |
| Proceeds from (repayment of) loan payable | | (15,000) | | (10,000) |
| Proceeds from related party | | (22,144) | | 45,176 |
| Net cash provided by financing activities | | 244,356 | | 135,176 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Acquisition of capital assets | | (5,045) | | (389) |
| Acquisition of resource properties and equipment | | (64,731) | | (215,157) |
| Net cash provided by (used in) financing activities | | (69,776) | | (215,546) |
| **Change in cash position during year** | | 47,206 | | (4,702) |
| **Cash position, beginning of year** | | 16,132 | | 20,834 |
| **Cash position, end of year** | $ | 63,338 | $ | 16,132 |
| **Cash paid during the year for:** | | | | |
| Interest expense | $ | 17,248 | $ | 22,177 |
| Income taxes | | - | | - |

**Supplemental disclosure with respect to cash flows** (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**January 31, 2003**

## 1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the Company Act of British Columbia and its operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

| | 2003 | 2002 |
|---|---|---|
| Deficit | $ (9,740,508) | $ (8,781,651) |
| Working capital (deficiency) | (264,428) | (370,697) |

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated.

### Use of estimate

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

### Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
**January 31, 2003**

**2. SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

**Resource properties and equipment**

*Mineral properties*

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

*Petroleum and natural gas properties and equipment*

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

*Depletion and amortization*

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

*Ceiling test*

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**January 31, 2003**

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

**Resource properties and equipment** (cont'd...)

*Ceiling test* (cont'd...)

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

*Future removal and site restoration*

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

*Joint venture accounting*

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

**Long-term investments**

The Company records investments in which it does not have significant influence at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

**Foreign exchange**

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

**Stock-based compensation**

The Company grants options in accordance with the policies of the TSX Venture Exchange ("TSX-V") (Note 8). Effective February 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends that fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
**January 31, 2003**

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

### Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

### Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented diluted loss per share has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of common shares outstanding during the year.

### Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

## 3. LONG-TERM INVESTMENT

The Company owned 1,250,000 common shares of Coral Sea Petroleum Ltd., a public company listed on the TSX-V. During the current year, the Company wrote-off the remaining carrying value of the investment.

During the current year, the Company received 17,500 common shares of Impact Energy Inc. ("Impact"), a public company listed on the Toronto Stock Exchange, as part of an agreement to farmout a portion of its interest in the Turner Valley Oil Project.

## 4. CAPITAL ASSETS

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | *Cost* | *Accumulated Amortization* | *Net Book Value* | *Cost* | *Accumulated Amortization* | *Net Book Value* |
| Computer equipment | $ 41,983 | $ 35,435 | $ 6,548 | $ 36,938 | $ 33,710 | $ 3,228 |
| Office equipment | 50,197 | 43,754 | 6,443 | 50,197 | 42,144 | 8,053 |
| | $ 92,180 | $ 79,189 | $ 12,991 | $ 87,135 | $ 75,854 | $ 11,281 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**January 31, 2003**

## 5. RESOURCE PROPERTIES AND EQUIPMENT

| | 2003 | 2002 |
|---|---|---|
| Forum Prospect | $ 1 | $ 1 |
| Turner Valley Oil Project | 3,304,540 | 3,357,908 |
| EKHO Project | 1 | 777,738 |
| Camp Colorado Prospect | 1 | 1 |
| | 3,304,543 | 4,135,648 |
| Less: accumulated depletion and amortization | (1,381,555) | (1,381,555) |
| | $ 1,922,988 | $ 2,754,093 |

**Forum Prospect - Los Angeles County, California**

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights.

**Turner Valley Oil Project - Calgary, Alberta**

The Company holds various interests in certain petroleum and natural gas leases. During the fiscal year ended 2002, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interest. During the current year, in accordance with the farmout agreements, the Company received 17,500 common shares of Impact with a value of $23,626. This amount has been applied against the capitalized costs of project. The Company is in a non-operator position on all leases in this area.

**EKHO Project - California, USA**

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. Pursuant to the Participation Agreement, TVOG has a 12.5% carried interest to pay-out which then converts to a 25% working interest. The Company holds a 4.38% working interest in the project. The Company must participate in the first three wells in order to earn the ongoing right to participate on a heads up basis in other wells drilled within the property. TVOG will be the operator and will conduct all drilling and production operations on the EKHO Project leases held by TVOG. During the current year, the operator had difficulty in funding the project and management decided to write-down its investment to a nominal value.

**Turner Valley Oil Project - Calgary, Alberta**

The Company holds various interests in certain petroleum and natural gas leases. During the current year, the Company signed farm out agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interest. Two wells are now in production on Company interest lands, another is in the production testing phase, and another is currently drilling. The Company is in a non-operator position on all leases in this area.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
**January 31, 2003**

5. **RESOURCE PROPERTIES AND EQUIPMENT** (cont'd...)

**Camp Colorado Prospect - Coleman County, Texas**

The Company holds a 5% working interest in the exploration and development of certain oil and gas leases and including two producing gas wells. In fiscal 2002, as production diminished, management decided to write-down its investment to a nominal value.

6. **LOAN PAYABLE**

The loan bears interest at a rate of 15% per annum, is unsecured and with no fixed terms of repayment. During the current year, the full amount of the loan was repaid.

7. **DUE TO RELATED PARTY**

Amounts due to related party bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, are unsecured with no specific terms of repayment. However, the Company has received assurance from the related party that the loan would not be called within the next 12 months.

8. **CAPITAL STOCK**

| | Number of Shares | Amount |
|---|---|---|
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued | | |
| As at January 31, 2001 | 31,714,526 | $ 10,841,253 |
| Private placements | 1,500,000 | 100,000 |
| As at January 31, 2002 | 33,214,526 | 10,941,253 |
| Private placements | 2,315,000 | 181,500 |
| Exersize of warrants | 1,000,000 | 100,000 |
| As at January 31, 2003 | 36,529,526 | $ 11,222,753 |

**Stock options**

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

There were no incentive stock options to acquire common shares outstanding at January 31, 2003.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

**January 31, 2003**

## 8. CAPITAL STOCK (cont'd...)

**Stock options** (cont'd...)

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Balance, January 31, 2001 | 2,550,000 | $ 0.20 |
| Options granted | - | - |
| Options cancelled/expired | (100,000) | 0.20 |
| Options exercised | - | - |
| Balance, January 31, 2002 | 2,450,000 | $ 0.20 |
| Options granted | - | - |
| Options cancelled/expired | (2,450,000) | 0.20 |
| Options exercised | - | - |
| Balance, January 31, 2003 | - | $ 0.20 |

**Warrants**

The following warrants to acquire common shares were outstanding at January 31, 2003:

| Number of Shares | Excercise Price | Expiry Date |
|---|---|---|
| 500,000 | $ 0.10 | June 8, 2003 |
| 1,000,000 | 0.10 | September 30, 2003 |
| 315,000 | 0.10 | April 17, 2004 |
| 1,000,000 | 0.10 | April 25, 2004 |

## 9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended January 31, 2003 included:

a) The Company receiving 17,500 common shares of Impact Energy Inc. (Note 5).

b) The Company had a forgiveness of accounts payable in the amount of $94,473 which has been applied against the capitalized cost of the Turner Valley Oil Project.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
**January 31, 2003**

**9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS** (cont'd...)

The significant non-cash transaction for the year ended January 31, 2002 was the Company accruing $196,490 in exploration costs in accounts payable.

**10. INCOME TAXES**

The potential income tax benefit of these losses and tax pool balances has been offset by a valuation allowance.

A reconciliation of current income taxes at statutory rates with the reported taxes are as follows:

| | 2003 | 2002 |
|---|---|---|
| Loss before taxes | $ (958,857) | $ (241,543) |
| Income taxes at statutory rates | $ (379,707) | $ (95,651) |
| Non deductible expenses and adjustment for income tax | 1,321 | 1,345 |
| Write-down of resource properties and equipment | 307,984 | 12,179 |
| Unrecognized benefits of non-capital losses | 70,402 | 82,127 |
| Total current taxes | $ - | $ - |

The tax effects of temporary differences that give rise to significant components of future tax assets and liabilities are as follows:

| | 2003 | 2002 |
|---|---|---|
| Future income tax assets: | | |
| Non-capital loss carryforwards | $ 520,049 | $ 585,079 |
| Resource properties | 527,301 | 454,127 |
| Capital assets | 28,429 | 28,926 |
| Investments | - | 47,000 |
| | 1,075,779 | 1,115,132 |
| | (1,075,779) | (1,115,132) |
| Less: Valuation Allowance | $ - | $ - |

The Company has available for deduction against future taxable income non-capital losses of approximately $1,384,000. These losses, if not utilized, will expire commencing in 2004. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
**January 31, 2002**

## 11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $60,000 (2002 - $60,000) to a company controlled by a director.

b) Paid or accrued wages of $24,000 (2002 - $24,000) to the secretary of the Company.

c) Paid or accrued interest expense of $14,049 (2002 - $18,756) to a company controlled by a director for loans.

Included in accounts payable and accrued liabilities at January 31, 2003 is $Nil (2002 - $18,500) due to the secretary of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

## 12. WRITE-DOWN OF RESOURCE PROPERTIES AND EQUIPMENT

| | 2003 | 2002 |
|---|---|---|
| Write-down of EKHO Project | $ 777,737 | $ - |
| Write-down of Camp Colorado Project | - | 30,754 |

## 13. SEGMENTED INFORMATION

The Company's operates in one business segment being the exploration and development of oil and gas properties and its identifiable assets are located in the following locations:

| | 2003 | 2002 |
|---|---|---|
| Canada | $ 2,024,191 | $ 2,006,194 |
| USA | 409 | 777,802 |
| | $ 2,024,600 | $ 2,783,996 |

The Company's revenue for the year was earned in the following locations:

| | 2003 | 2002 |
|---|---|---|
| Canada | $ 3,550 | $ 2,828 |
| USA | - | 9,921 |
| | $ 3,550 | $ 12,749 |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
**January 31, 2002**

### 13. SEGMENTED INFORMATION (con'd...)

The Company's loss for the year was incurred in the following locations:

| | 2003 | 2002 |
|---|---|---|
| Canada | $ 180,190 | $ 203,922 |
| USA | 778,667 | 37,621 |
| | $ 958,857 | $ 241,543 |

### 14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and amounts due to related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The fair value of the amounts due to related parties is not determinable as they have no repayment terms.

### 15. SUBSEQUENT EVENT

Subsequent to January 31, 2003, the Company granted stock options with an exercise price of $0.10 per share to acquire 1,600,000 common shares with an expiry date at February 3, 2008.

03 JUL -8 AM 7:21

CURLEW LAKE RESOURCES INC.
Suite B104, 20641 Logan Ave.
Langley, BC V3A 7R3
(604) 534-4377 (Telephone)
(604) 534-4310 (Facsimile)
(the "Company")

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the members ("Registered Shareholders") of the Company will be held at Computershare Trust Company of Canada, 3rd Fl 510 Burrard St. Vancouver, B.C. V6C 3B9, on the 25th day of July, 2003 at the hour of 2:00 o'clock in the afternoon for the following purposes:

1. To receive and consider the Report of Directors;

2. To receive and consider the financial statements of the Company for the fiscal year ended January 31, 2003 together with the report of the Auditors thereon;

3. To fix the number of Directors at four;

4. To elect Directors to hold office until the next annual general meeting of the Company;

5. To appoint Auditors and to authorize the Directors to fix their remuneration;

6. To consider and, if thought fit, to authorize the Board of Directors to establish and administer at their discretion, a stock option plan in accordance with TSX Policy 4.4 as described more fully in the Information Circular;

7. To transact such further or other business as may properly come before the meeting or at any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended January 31, 2003. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Computershare Trust Company of Canada within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Computershare Trust Company of Canada at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

**DATED** at Vancouver, BC, the 18th day of June, 2003

**ON BEHALF OF THE BOARD**

"Robert B. Pincombe", *President*

# Proxy

## ANNUAL GENERAL MEETING OF MEMBERS OF CURLEW LAKE RESOURCES INC.

**(the "Company")**

**TO BE HELD AT** Computershare Trust Company of Canada
3rd Fl 510 Burrard St. Vancouver, B.C. V6C 3B9

**ON Friday, July 25, 2003, AT 2:00 PM**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints,** Robert B. Pincombe, a Director of the Company, or failing this person, Michael G. Walker, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

**Resolutions** (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

| | Resolution | For | Against |
|---|---|---|---|
| 1. | To determine the number of Directors at Four | | |

| | Resolution | For | Withhold |
|---|---|---|---|
| 2. | To elect as Director, Robert B. Pincombe | | |
| 3. | To elect as Director, Michael G. Walker | | |
| 4. | To elect as Director, Cameron G. Troyer | | |
| 5. | To elect as Director, Eric N. Ascroft | | |
| 6. | To appoint Davidson & Company as Auditors of the Company | | |

| | Resolution | For | Against |
|---|---|---|---|
| 7. | To authorize the Directors to fix the auditors' remuneration | | |
| 8. | To authorize the Directors to adopt a stock option plan | | |
| 9. | To transact such other business as may properly come before the Meeting | | |

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** ______________________________

**Please Print Name:** ______________________________

**Date:** ______________________________

**Number of Shares Represented by Proxy:** ______________________________

***THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.***

***SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE***

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   ***(a) appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   **OR**

   ***(b) appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is Proxy Department 100 University Avenue 9th Floor, Toronto, ON M5J 2Y1- and its fax number is 1-866-249-7775.*

**CURLEW LAKE RESOURCES INC.**
Suite B104, 20641 Logan Ave.
Langley, BC V3A 7R3
(604) 534-4377 (Telephone)
(604) 534-4310 (Facsimile)
(the "Company")

# INFORMATION CIRCULAR

## (for the Annual and Extraordinary General Meeting to be held on July 25, 2003)

## SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the members ("Registered Shareholders") of the Company to be held at Computershare Trust Company of Canada 3rd Fl 510 Burrard St. Vancouver, B.C. V6C 3B9, on the 25th day of July, 2003, at the hour of 2:00 o'clock in the afternoon.

The solicitation will be by mail. Proxies may also be solicited personally by regular employees of the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by agents. The cost of solicitation will be borne by the Company.

## APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the Registered Shareholder's proxyholder. The person(s) whose name(s) are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

**A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.**

## VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**When so authorized by the Registered Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Avenue 9th Floor, Toronto, ON M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies deposited subsequently.

## NON-REGISTERED HOLDERS

**Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with** Computershare Trust Company of Canada as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended January 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Registered Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the shareholders with this Information Circular.

## VOTING SHARES AND PRINCIPAL HOLDERS

As at the date hereof, the Company has issued and outstanding 36,529,526 fully paid and non-assessable Common shares, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

The quorum for a meeting of Registered Shareholders is one member present in person or proxy.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at the date hereof.

## ELECTION OF DIRECTORS

The Company's directors recommend that an ordinary resolution be passed approving the number of directors to be fixed at four. The persons named in the enclosed Instrument of Proxy intend to vote for the election of a Board of Directors comprised of four persons.

The persons named below are the nominees of management for election as directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the *Company Act* (British Columbia). It is the intention of the persons named as proxy holders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

| Name, Place of Residence and Position with Company | Present and Principal Occupation during the last five years | Date of Appointment as Director | Common Shares Beneficially Owned |
|---|---|---|---|
| Robert B. Pincombe<br>Langley, BC<br>President/Director | Self-employed investor | Jan. 15, 1987 | 1,464,900 |
| Michael G. Walker<br>Vancouver, BC<br>Director | Real Estate Developer | Jan. 15, 1987 | 50,000 |
| Cameron G. Troyer<br>Calgary, AB<br>Director | Pres./Director of<br>Greypower Resources Ltd. | Jan. 9, 1995 | 170,316 |
| Eric N. Ascroft<br>Kelowna, BC<br>Director/VP | Self-employed investor | July 17,1998 | 130,000 |

The members of audit committee are Robert B. Pincombe Michael G. Walker and Cameron G. Troyer.

*The information as to shares beneficially owned, not necessarily being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholders maintained by the Company's transfer agent.*

## EXECUTIVE COMPENSATION

**Compensation Tables**

Robert Pincombe has acted as the Company's President for the financial year ending January 31, 2003 (the "Named Executive Officers").

The Company does not have any executive officers as defined under British Columbia securities laws whose total salary and bonus for the last completed financial year exceeded Canadian $100,000.

| Name and Principal Position (a) | Fiscal Year (b) | Annual Compensation | | | Long Term Compensation Awards |
|---|---|---|---|---|---|
| | | Salary ($) (c) | Bonus ($) (d) | Other Annual Compensation ($) (e) | Securities Under Option Granted (#) (f) |
| Robert B. Pincombe President | 2003 | 60,000 | 0 | NIL | NIL |

**Notes:**

The following table sets out all options granted to the Named Executive Officers as at January 31, 2003.

| Name (a) | Securities Acquired on Exercise (#) (b) | Aggregate Value Realized ($) (c) | Unexercised Options at FY-End (#) Exercisable/ Unexercisable (d) | Value of Unexercised in the-Money Options at FY-End ($) Exercisable/ Unexercisable (e) |
|---|---|---|---|---|
| Robert B. Pincombe President | NIL | NIL | NIL | $NIL |

Compensation of Executive Officers

Summary of Compensation

The following table sets forth a summary of the annual and long term compensation for services paid during the fiscal years of the Company ended January 31, 2001, January 31, 2002 and January 31, 2003 to Robert B. Pincombe, being the only executive officer of the Company acting in the capacity of chief executive officer or being paid over $100,000 during the fiscal years ended January 31, 2001, January 31, 2002 and January 31, 2003 (the "Named Executive Officer").

**Summary Compensation Table**

| Name and Principal Position | Year | Annual Compensation | | | Long Term Compensation | | | All other Compensation ($) |
|---|---|---|---|---|---|---|---|---|
| | | Salary ($) | Bonus ($) | Other Annual Compensation ($) | Awards | | Payouts | |
| | | | | | Securities Under Option/ SAR's granted (#) | Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | |
| Robert B. Pincombe President | 2003<br>2002<br>2001 | $60,000<br>$60,000<br>$60,000 | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A | N/A<br>N/A<br>N/A |

(1) "SARS" or "Stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

## Long-term Incentive Plans

The Company has not had and does not currently have any long term incentive plans.

## Stock Appreciation Rights ("SAR") and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officers of the Company during the year ended January 31, 2003 or subsequent to that date except on February 3, 2003 a stock option for 800,000 shares exercisable at $0.10 exercisable until February 3, 2008. Furthermore, no stock appreciation rights have been exercised.

## Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights during the fiscal year ended January 31, 2003, or subsequent to that date.

## Pension and Retirement Plans and Payments made upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with the Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person.

### Employment Contracts

There is no employment contract between the Company and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officer's employment with the Company from a change of control of the Company or a change in the Named Executive Officer's responsibilities following a change in control together with the amount involved.

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, proposed nominees for election, or any associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since February 1, 2002 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

## APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company and to authorize the directors to fix their remuneration. Davidson & Company were first appointed auditors of the Company in 1991.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associated or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

### Establishment of a New Stock Option Plan

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the establishment of a new stock option plan (the "Plan") in accordance with TS Policy 4.4.

Management of the Company considers it desirable and in the best interests of the Company to establish the new Plan for the granting of future stock options to directors, officers, employees and consultants.

### Terms of the Plan

(a) General

(i) the option is non-assignable and non-transferable;

(ii) options can be exercisable for a maximum of five years from the date of grant for a Tier 2 Issuer;

(iii) no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12 month period;

(iv) no more than 2% of the issued shares of the Issuer may be granted to any one Consultant in any 12 month period;

(v) no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an Employee conducting Investor Relations Activities, in any 12 month period;

(vi) the Optionee's heirs or administrators can exercise any portion of the outstanding option, for a period not exceeding one year from the Optionee's death;

(vii) disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment; and

(viii) a provision requiring that, for stock options granted to Employees, Consultants or Management Company Employees, the Issuer represents that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

In addition to the general requirements above, the following restrictions apply to options granted by the Company as a Tier 2 Issuer:

(i) options granted to any Optionee who is a Director, Employee, Consultant or Management Company Employee must expire within 90 days after the Optionee ceases to be in at least one of those categories; and

(ii) options granted to an Optionee who is engaged in Investor Relations Activities must expire within 30 days after the Optionee ceases to be employed to provide Investor Relations Activities.

### Stock Option Plans

Prior to granting incentive stock options, the Company must adopt a stock option plan in accordance with TSX policy 4.4. The Company must obtain Exchange Acceptance of the plan before it grants stock options under the Plan. After the Exchange accepts the Plan, the Company can grant stock options only under the Plan.
In determining a plan's acceptability, the Exchange will take into account such factors as:

(a) the number of shares reserved for issuance under the plan,
(b) the number of Directors and Employees of the Issuer,
(c) the average tenure of the eligible Optionees (long vs. short term),
(d) whether the Issuer has a long or short term development cycle, and
(e) any other factors the Exchange finds relevant.

The proposed stock option plan will be a "rolling" stock option plan reserving a maximum number of shares issuable under the plan of 10% of the issued shares from time to time. Any outstanding stock options previously granted on an individual basis are deemed to be included in the maximum number. There will be no vesting schedule.

Options that have been cancelled or that have expired without being exercised continue to be issuable under the plan under which they were approved.

A copy of the Plan will be available from the Company for review by shareholders.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, the text of which will be in substantially the form as follows:

"BE IT RESOLVED that the establishment of the Plan as set forth in the Information Circular be approved and that the Board of Directors of the Company be authorized in their absolute discretion to establish the Plan and administer the Plan in accordance with its terms and conditions. The maximum number of common shares of the Company reserved for issuance under the Plan shall be a rolling number plan up to a maximum of 10% of the Company's issued shares at the time of the stock option grant."

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

The Company is a reporting issuer in Alberta due to its listing on the TSX. The following is required by the Securities Rules (Alberta):

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 18th day of June 2003.

BY ORDER OF THE BOARD
"Robert B. Pincombe" President

# CURLEW LAKE RESOURCES INC.

## Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

**Computershare Trust Company of Canada**
**100 University Avenue**
**9th Floor**
**Toronto, ON**
**M5J 2Y1**

NAME: ______________________________________________

ADDRESS: ______________________________________________

______________________________________________

POSTAL CODE: ____________________

CUSIP: 23129E107

SCRIP COMPANY CODE: CWQQ

# CORPORATE INFORMATION

**HEAD OFFICE:**

B-104, 20641 Logan Avenue
Langley, BC V3A 7R3
Tel: 604-534-4377
Fax: 604-534-4310
Email: dataon@curlew-lake.com
**Internet: http://www.curlew-lake.com**

**BOARD OF DIRECTORS:**

Robert B. Pincombe - Langley, BC
Michael G. Walker - Vancouver, BC
Eric N. Ascroft - Kelowna, BC
Cameron G. Troyer - Calgary, AB

**OFFICERS:**

Robert B. Pincombe - President
Eric N. Ascroft - Vice President/Finance
Shirley Dyer - Secretary

**REGISTRAR & TRANSFER AGENT:**

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9
Email: caregistryinfo@computershare.com
Web: http://www.computershare.com

**BANK:**

Hong Kong Bank of Canada
#100-885 West Georgia Street
Vancouver, BC V6C 3G1

**AUDITORS:**

Davidson & Company
#1270-609 Granville Street
Vancouver, BC V7Y 1G6

**LEGAL:**

David A. Schwartz
Suite #600 - 580 Hornby Street
Vancouver, BC V6C 3B6

Bennett Jones Verchere
#4500 - 855, 2nd Street S.W.
Calgary, AB T2P 4K7

**SHARES LISTING:**

TSX Venture Exchange
Symbol - CWQ

**SHARE CAPITALIZATION:**

Authorized:
100,000,000 common shares

Issued and Outstanding:
36,529,526

**S.E.C. No. 82-1978**
**Cusip No. 23129E107**

**CURLEW LAKE RESOURCES INC.**

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